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                          December 23, 2020

       David A. Cory
       President and Chief Executive Officer
       Eiger BioPharmaceuticals, Inc.
       2155 Park Blvd.
       Palo Alto, CA 94306

                                                        Re: Eiger
BioPharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 18,
2020
                                                            File No. 333-251497

       Dear Mr. Cory:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Carlton Fleming, Esq.